Exhibit 99.6

CONSENT OF RENE LEBLANC

The undersigned hereby consents to (i) the inclusion in this Current Report on Form 6-K of Lithium Americas Corp. (the “Company”) of the references to the undersigned’s involvement in the preparation and review of the scientific and technical information contained in the Company’s Management’s Discussion and Analysis for the six months ended June 30, 2024 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and (ii) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement Statements on Form F-3 (No. 333-274883) and Form S-8 (No. 333-274884), and any amendments thereto, filed with the SEC.

/s/ Rene LeBlanc
Rene LeBlanc

August 14, 2024